EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 12, 2008, relating to (1) the consolidated financial statements of Ultra Clean Holdings, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109 and adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and (2) the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Ultra Clean Holdings Inc. for the year ended December 28, 2007.

/s/ Deloitte & Touche LLP

San Jose, California
May 30, 2008